MediaAlpha, Inc.
700 South Flower Street, Suite 640
Los Angeles, California 90017
VIA EDGAR
November 19, 2021
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0001
Attn:     Mr. Eric Envall
Re:       MediaAlpha, Inc.
             Registration Statement on Form S-3 - File Number 333-261027
Dear Mr. Envall:
Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), MediaAlpha, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective under the Securities Act by 4:30 p.m. (New York City time) on November 23, 2021, or as soon thereafter as practicable.
In connection with this request, the Company acknowledges its obligations under the Securities Act.
It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Daniel Haaren at (212) 474-1322. The Company hereby authorizes Mr. Haaren to orally modify or withdraw this request for acceleration.
If you have any questions regarding this request, please contact me at (949) 278-7667 or by email at jcoyne@mediaalpha.com.

Very truly yours,

MediaAlpha, Inc.

By:	/s/ Jeffrey B. Coyne
Name: Jeffrey Coyne
Title: General Counsel and Secretary